SunAmerica Asset Management, LLC

Harborside 5

185 Hudson Street

Suite 3300

Jersey City, NJ 07311

www.aig.com

Christopher J. Tafone

Vice President

SunAmerica Asset Management, LLC

Associate General Counsel

AIG Life & Retirement

T +1 201 324 6390

F +1 201 324 6364

christopher.tafone@aig.com

January 23, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Jennifer Hardy

Re:	VALIC Company I (the “Registrant”)

Securities Act File No. 002-83631

Investment Company Act File No. 811-03738

Dear Ms. Hardy:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on January 9, 2020, regarding Post-Effective Amendment No. 86 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 85 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) for the Global Strategy Fund (the “Fund”).

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding in italicized text. The Registrant’s responses to each comment are set out immediately under the restated comment. A Post-Effective Amendment to the Registration Statement, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement will be filed separately. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

I.	General

Comment 1:	Please note that where a comment is made in one section of the Prospectus, such comment is applicable to all similar disclosures appearing elsewhere in the Prospectus.

Jennifer Hardy

January 23, 2020

Response 1:	The Registrant submits that comments to the Prospectus will be addressed consistently throughout the Prospectus to the extent applicable.

Comment 2:

Please file your responses to the Staff’s comments as correspondence with the SEC via EDGAR at least 5 business days prior to the effective date of the Registration Statement to give the Staff adequate time to review the responses. Please confirm that all excluded and bracketed language (i.e., the performance bar chart, the average annual total returns table and the financial highlights table) will be updated 5 days prior to effectiveness to allow the Staff time to review it.

Response 2:

The Registrant will seek to respond to the Staff’s comments at least five business days prior to the effective date of the Amendment. A completed fee table, expense example, performance bar chart and table and financial highlights table are attached hereto as Exhibit A. The Registrant will update all other information that was excluded or in brackets in the Amendment.

II. Prospectus

Comment 3:

In the subsection entitled “Fund Summary: Global Strategy Fund – Fees and Expenses of the Fund – Expense Example,” the second sentence states that “[t]he Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.” Please revise the phrase “redeem all of your shares” to “redeem or hold all of your shares.”

Response 3:	The above-referenced language tracks Item 3 of Form N-1A. Therefore, the requested change has not been made.

Comment 4:

In the subsection entitled “Fund Summary: Global Strategy Fund – Principal Investment Strategies of the Fund,” please be more specific as to the types of “fixed income (debt) securities” the Fund intends to invest in and add appropriate risk disclosure for each type of fixed income investment. For example, will the Fund invest in corporate bonds, asset-backed securities, mortgage-backed securities, etc.?

Response 4:

The Registrant submits that the Fund principally invests in sovereign debt securities in the form of bonds, bills, notes and debentures, and it also invests in high-yield fixed income securities (i.e., junk bonds). The Registrant notes that the second and fifth paragraphs of the above-referenced subsection already identify the Fund’s investments with respect to these securities and the subsection entitled “Fund Summary: Global Strategy Fund – Principal Risks of Investing in the Fund” already contains appropriate risk disclosure.

Jennifer Hardy

January 23, 2020

Comment 5:	In the second sentence of the subsection entitled “Fund Summary: Global Strategy Fund – Principal Investment Strategies of the Fund,” please specifically spell out the name of the MSCI ACWI Index.

Response 5:	The requested change has been made.

Comment 6:

In the subsection entitled “Fund Summary: Global Strategy Fund – Principal Investment Strategies of the Fund,” in regard to debt obligations, please disclose any requirement as to duration and if there are requirements as to duration, please provide a definition and an example of duration. For example, duration measures sensitivity to interest rates and not time and provide an example of duration (i.e., if the portfolio has a duration of 3 years and interest rates increase by 1% than the portfolio would decline in value by approximately 3%.) The example should be in response to Item 9 disclosure. Please also explain in the risk disclosure that a longer duration tends to mean a greater sensitivity to changes in interest rates which typically correspond to higher volatility and higher risk.

Response 6:

The Registrant submits that the Fund may invest in debt obligations of any duration and has revised the disclosure in the above-referenced subsection accordingly. In addition, the Registrant has revised its risk disclosure to add additional information about duration.

Comment 7:	In the subsection entitled “Fund Summary: Global Strategy Fund – Principal Investment Strategies of the Fund,” please provide examples of when the “mix of investments will be adjusted.”

Response 7:

The Registrant submits that the mix of investments will be adjusted as a result of the subadviser’s independent analysis of countries, interest rates and exchange rates, among other factors. The Registrant has revised the disclosure in the above-referenced subsection accordingly.

Comment 8:

In the subsection entitled “Fund Summary: Global Strategy Fund – Principal Investment Strategies of the Fund,” please provide more details about how the debt and money market investments will be chosen for purchase and how the adviser determines when to sell an investment. Please briefly disclose these details in this subsection and in more detail in Item 9. Please also disclose how the adviser determines when the equity investments will be sold briefly in this subsection and in more detail in Item 9. Please describe the four investment style factors – quality, value, momentum and low volatility – in more detail in the Item 9 disclosure and discuss how these factors are weighted.

Response 8:	The Registrant has revised the disclosure in the above-referenced subsection and in Item 9.

Comment 9:	In the subsection entitled “Fund Summary: Global Strategy Fund – Principal Investment Strategies of the Fund,” please move the statement, “[i]f the value of

Jennifer Hardy

January 23, 2020

the assets of the Fund goes down, you could lose money” to the subsection entitled “Fund Summary: Global Strategy Fund – Principal Risks of Investing in the Fund,” pursuant to Item 4(b)(1)(i) of Form N-1A.

Response 9:	The requested change has been made.

Comment 10:	In the subsection entitled “Fund Summary: Global Strategy Fund – Principal Risks of Investing in the Fund – Foreign Investment Risk,” please address Brexit risks, if applicable, here and in Item 9.

Response 10:

The Registrant submits that the Fund does not intend to invest a significant portion of its assets in securities or instruments from the United Kingdom, and therefore, risks associated with Brexit are not principal risks with respect to the Fund.

Comment 11:

With respect to the subsection entitled “Fund Summary: Global Strategy Fund – Principal Risks of Investing in the Fund – Interest Rate Risk,” please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If the Registrant believes that the discontinuation of LIBOR is not a principal risk, please explain why. If the discontinuation of LIBOR is a principal risk, please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including: (i) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fallback provision that addresses how interest rates will be determined if LIBOR stops being published and how it will affect the liquidity of these investments, and (ii) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response 11:

The Registrant submits that the expected discontinuation of LIBOR is not a principal risk of the Fund, as the transition to any successor rate is unlikely to result in material changes to the value of investments of the Fund.

Comment 12:

In the subsection entitled “Fund Summary: Global Strategy Fund – Principal Risks of Investing in the Fund – Derivatives Risk,” please discuss the risks from currency index futures contracts and financial futures contracts.

Response 12:	The Registrant has added “Futures Risk” to the subsection entitled “Fund Summary: Global Strategy Fund – Principal Risks of Investing in the Fund.”

Comment 13:

In the subsection entitled “Fund Summary: Global Strategy Fund – Performance Information,” please provide the disclosure required by Item 4(b)(2); Instruction 2(b) of Form N-1A in regard to the blended index.

Response 13:	The requested change has been made.

Jennifer Hardy

January 23, 2020

Comment 14:

In the subsection entitled “Fund Summary: Global Strategy Fund – Purchases and Sales of Portfolio Shares,” please clarify what is meant by the statement, “[t]he prospectus (or other offering document) for your Variable Contract may contain additional information about purchase and redemptions of the Fund’s shares.” Please state whether the prospectus contains the information.

Response 14:

The Registrant has revised the last sentence of the above-referenced subsection as follows (additions bolded and underlined; deletions in strikethrough text): “The prospectus (or other offering document) for your Variable Contract ~~may~~ contains additional information about purchases and redemptions of the Fund’s shares.”

Comment 15:

Please revise the section entitled “Additional Information About the Fund’s Investment Objective, Strategies and Risks.” Item 9 disclosure is to be a completed description of a fund’s investment objectives, principal strategies, investments and risks. The summary is to be derived from the detailed disclosure in Item 9 of Form N-1A and the current language does not comply with the layered disclosure requirement adopted by the SEC for Form N-1A.

Response 15:

The Registrant has disclosed all of the principal investment strategies of the Fund in the subsection entitled “Fund Summary: Global Strategy Fund – Principal Investment Strategies of the Fund,” as required by Item 4(a) of Form N-1A. General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated.” Accordingly, the Registrant has not repeated the principal investment strategies disclosed in the Fund’s subsection entitled “Fund Summary: Global Strategy Fund – Principal Investment Strategies of the Fund.” The Registrant also submits that the current disclosure in response to Item 4 with respect to the Fund is presented in a manner consistent with the requirements of Item 4.

To the extent that the Registrant believes that additional disclosure with respect to the risks disclosed in the subsection entitled “Fund Summary: Global Strategy Fund – Principal Risks of Investing in the Fund,” as required by Item 4(b)(1) of Form N-1A, is necessary or appropriate, the Registrant has provided additional disclosure for such risk factors in the subsection entitled “Investment Glossary – Investment Risks,” in response to Item 9(c) of Form N-1A.

Comment 16:

In the section entitled “Additional Information About the Fund’s Investment Objective, Strategies and Risks,” it is not clear whether the “Investment Glossary” is supposed to set forth the Fund’s principal investment strategies. The information in the first paragraph on page 5 is confusing as it references strategies other than principal strategies and it states that it has “identified below those securities and techniques and the non-principal risks associated with them, if any.” It also states that “[d]escriptions of these investments and risks are provided in the ‘Glossary’ section under ‘Investment Terms’ or ‘Investment Risks.’” Please clearly provide a caption that the Registrant is disclosing the Fund’s investment objectives and principal investment strategies and describe

Jennifer Hardy

January 23, 2020

them by providing the information required by Items 9(a) and 9(b) of Form N-1A, including Instructions 1-7 of Item 9(b)(1) of Form N-1A and the information required by Item 9(b)(2) of Form N-1A. In this respect, please make it clear by separate caption which strategies are principal strategies and which are non-principal strategies.

Response 16:

Please see Response 15. The Registrant submits that the above-referenced paragraph is written in plain English and clearly specifies that the investments and techniques that are not part of the Fund’s principal strategies and the non-principal risks associated with them are set out in the above-referenced section and described in the Glossary.

Comment 17:

In the seventh paragraph of the subsection entitled “Additional Information About the Fund’s Investment Objective, Strategies and Risks,” please provide more details regarding equity and debt investments. Please also explain in general terms how the Fund’s sub-adviser decides which securities to buy and sell (e.g., for an equity fund, discuss, if applicable, whether the fund emphasizes value or growth or blends the two approaches (see Item 9(b)(2) of Form N-1A)).

Response 17:	The requested changes have been made.

Comment 18:	In the section entitled “Additional Information About the Fund’s Investment Objective, Strategies and Risks,” please move all non-principal risks to the SAI (see ADI – 2019-08).

Response 18:

The Registrant respectfully declines to move the Fund’s non-principal risk (i.e., Cybersecurity Risk) to the SAI, as General Instruction C.3(b) of Form N-1A permits a fund to include “information in the prospectus . . . that is not otherwise required . . . so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

Comment 19:	In the section entitled “Investment Glossary,” please remove “Temporary Defensive Strategy,” as this is duplicative of earlier disclosure on page 5.

Response 19:	The requested change has been made.

Comment 20:	Please confirm whether repurchase agreements are part of the Fund’s principal investment strategies. If not, please remove “Repurchase Agreements” from the section entitled “Investment Glossary.”

Response 20:

The Registrant submits that the Fund’s investment in repurchase agreements is a non-principal strategy. The Registrant respectfully declines to remove “Repurchase Agreements” from the above-referenced section, as General Instruction C.3(b) of Form N-1A permits a fund to include “information in the

Jennifer Hardy

January 23, 2020

prospectus . . . that is not otherwise required . . . so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

Comment 21:	Please confirm whether “Cybersecurity Risk” is a principal or non-principal risk. If it is a non-principal risk, please include it in the SAI.

Response 21:	Please see Response 18.

Comment 22:

With respect to the subsection entitled “Investment Glossary – Investment Risks – Derivatives Risk,” please confirm that when the Fund is a seller of credit default swaps that the Fund will cover the full notional value.

Response 22:	The Registrant submits that the Fund does not intend to sell (write) credit default swaps.

Comment 23:

In the second paragraph of the subsection entitled “Management – How VALIC is Paid for its Services,” please provide updated information in regard to the approval of the Investment Advisory Agreement, which is required to be reapproved on an annual basis.

Response 23:

The Registrant has revised the first sentence of the second paragraph in the above-referenced subsection to read as follows (additions bolded and underlined; deletions in strikethrough text): “A discussion of the basis for the Board of Directors’ approval of the investment advisory agreement will be ~~is~~ available in VC I’s semi-annual report for the period ended November 30, 201~~8~~9.”

Comment 24:

In the subsection entitled “Management – How VALIC is Paid for its Services,” the second sentence of the second paragraph states that, “[f]or the fiscal year ended May 31, 2019, the Fund paid VALIC 0.50% of the Fund’s average monthly net assets.” Please confirm this statement is correct in light of the fee waiver, as this disclosure does not align with what is included in the fee table.

Response 24:

The Registrant confirms that the above-referenced statement is correct and complies with Item 10(a)(1)(ii)(A) of Form N-1A, which requires a fund to state the aggregate fee paid to the adviser for the most recent fiscal year as a percentage of average net assets. The Registrant notes that for the fiscal year ended May 31, 2019, no advisory fee waiver was in place with respect to the Fund. The Board of Directors of the Registrant approved an Advisory Fee Waiver Agreement for the Fund to go into effect upon the effectiveness of the Amendment, which is reflected in footnote 1 to the fee table.

Comment 25:

The fee table states that only the advisory fee is being waived. Accordingly, in the last sentence of the subsection entitled “Management – How VALIC is Paid for its Services,” please delete the reference to “or reimbursing certain expenses” or

Jennifer Hardy

January 23, 2020

revise the fee table disclosure accordingly. Please also describe the terms of the management fee waiver.

Response 25:	The requested changes have been made.

Comment 26:	In the subsection entitled “Management – Additional Information about Fund Expenses,” please confirm if the Commission Recapture Program is applicable to the Fund.

Response 26:	The Registrant confirms that the Commission Recapture Program is applicable to the Fund.

Comment 27:	Please confirm that the Registrant will be including the financials as of the semi-annual period ending November 30, 2019, if available, prior to the filing going effective.

Response 27:

The Registrant submits that the Fund’s financials for the semi-annual period ending November 30, 2019, will not be available prior to the Amendment becoming effective. These financial statements will be available when the Fund’s semi-annual report is filed in early February 2020.

SAI

Comment 28:	In the section entitled “Investment Restrictions,” please clarify what the phrase “and/or the prospectus of the issuing company” is referring to in the fourth paragraph.

Response 28:

The Registrant has revised the first sentence of the fourth paragraph in the above-referenced section to read as follows (additions bolded and underlined): “In applying the limitations on investments in any one industry (concentration), the Fund may use industry classifications based, where applicable, on industry classification guides such as Baseline, Bridge Information Systems, Reuters, or S&P Stock Guide, Global Industry Classification Standard information obtained from Bloomberg L.P. and Moody’s International, or Barra, and/or the industry classifications set forth in the prospectus of the issuing company of the investment.”

Comment 29:

In the subsection entitled “Investment Restrictions – Fundamental Investment Restrictions – Borrowing,” it states that “[t]he Fund may borrow money in amounts up to 33 1⁄3% of the value of its total assets for temporary or emergency purposes.” This language is not an accurate restatement of Section 18 limitations. Please add an explanatory note clarifying what is permitted by applicable law, including for temporary or emergency purposes, which is limited to 5%.

Jennifer Hardy

January 23, 2020

Response 29:

The Registrant submits that the above-referenced language accurately reflects the Fund’s fundamental investment restriction regarding borrowing, and may only be changed with shareholder approval. The Registrant has, however, added the requested explanatory note.

Comment 30:

In the subsection entitled “Investment Restrictions – Fundamental Investment Restrictions – Concentration,” it states that the Fund “may not concentrate its investments.” Please add an explanatory note as to what concentration means (i.e., 25% or more in an industry).

Response 30:	The requested change has been made.

Comment 31:

In the subsection entitled “Investment Restrictions – Fundamental Investment Restrictions – Concentration,” please clarify in an explanatory note that reference to money market instruments is to deposit instruments of domestic banks (See Statements of Investment Polices of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (October 30, 1975)).

Response 31:	The Registrant submits that the Fund will not concentrate in domestic bank money market instruments and therefore does not believe that additional explanation is required.

Comment 32:

In the subsection entitled “Investment Restrictions – Fundamental Investment Restrictions – Issuance of Senior Securities,” please add in an explanatory note as to what is permitted here and elsewhere where this language is used.

Comment 32:	The requested change has been made.

Should you have any questions concerning the above, please call the undersigned at 201-324-6390.

Very truly yours,

/s/ Christopher J. Tafone

Christopher J. Tafone

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC

Amber C. Kopp, Esq., SunAmerica Asset Management, LLC

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The Fund’s annual operating expenses do not reflect the separate account fees charged in the variable annuity or variable life insurance policy (“Variable Contracts”) in which the Fund is offered. If separate account fees were shown, the Fund’s annual operating expenses would be higher. Please see your Variable Contract prospectus for more details on the separate account fees.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.50%
Other Expenses	0.16%
Total Annual Fund Operating Expenses	0.66%
Fee Waivers and/or Expense Reimbursements[1]	(0.02)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Reimbursements[1]	0.64%

1 The Fund’s investment adviser, The Variable Annuity Life Insurance Company (“VALIC”), has contractually agreed to waive its advisory fee through September 30, 2021, so that the advisory fee payable by the Fund to VALIC equals 0.48% of average monthly assets on the first $500 million and 0.44% of average monthly assets over $500 million. This agreement may be modified or discontinued prior to such time only with the approval of the Board of Directors of the VALIC Company I (“VC I”), including a majority of the directors who are not “interested persons” of VC I as defined in the Investment Company Act of 1940, as amended.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses include fee waivers for year one. The Example does not reflect charges imposed by the Variable Contract. If the Variable Contract fees were reflected, the expenses would be higher. See the Variable Contract prospectus for information on such charges. Although your actual costs may be higher or lower, based on these assumptions and the net expenses shown in the fee table, your costs would be:

1 Year	3 Years	5 Years	10 Years

$65	$209	$366	$821

Performance Information

The following Risk/Return Bar Chart and Table illustrate the risks of investing in the Fund by showing changes in the Fund’s performance from calendar year to calendar year and comparing the Fund’s average annual returns to those of the MSCI ACWI Index (net) and a blended index, which is composed of the J.P. Morgan GBI Global Index (unhedged) (40%) and the MSCI ACWI Index (60%). Fund management believes the blended index provides additional comparative performance information and represents the Fund’s overall investment strategies and portfolio composition. Fees and expenses incurred at the contract level are not reflected in the bar chart or table. If these amounts were reflected, returns would be less than those shown. Of course, past performance is not necessarily an indication of how the Fund will perform in the future.

Effective January 29, 2020, Franklin Advisers, Inc. (“Franklin Advisers”) manages all of the assets of the Fund. Prior to January 29, 2020, Templeton Investment Counsel, LLC managed the equity assets of the Fund and Franklin Advisers managed the fixed income assets of the Fund.

During the 10-year period shown in the bar chart, the highest return for a quarter was 12.00% (quarter ended September 30, 2010) and the lowest return for a quarter was -13.53% (quarter ended September 30, 2011).

Average Annual Total Returns (For the periods ended December 31, 2019)

	1 Year	5 Years	10 Years
Fund	9.90%	2.79%	6.13%
Blended Index	18.23%	6.08%	6.32%
JPM GBI Global (unhedged)	6.02%	2.16%	2.15%
MSCI ACWI (net)	26.60%	8.41%	8.79%

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance for the past 5 years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). The information for the fiscal years ended 2015 through 2019 have been audited by [                    ], Independent Registered Public Accounting Firm of VC I, whose report, along with the Fund’s financial statements, is included in the VC I annual report to shareholders which is available upon request.

Per share data assumes that you held each share from the beginning to the end of each fiscal year. Total return assumes that you bought additional shares with dividends paid by the Fund. Total returns for periods of less than one year are not annualized.

	Global Strategy Fund
	Year Ended May 31,
	2019	2018	2017	2016	2015

PER SHARE DATA
Net asset value at beginning of period	$12.02	$11.63	$10.48	$13.58	$14.12

Income (loss) from investment operations:
Net investment income (loss)(d)	0.44	0.35	0.33	0.27	0.30
Net realized and unrealized gain (loss) on investments and foreign currencies	(1.02)	0.20	1.14	(1.80)	(0.03)

Total income (loss) from investment operations	(0.58)	0.55	1.47	(1.53)	0.27

Distributions from:
Net investment income	(0.26)	–	(0.10)	(0.72)	(0.37)
Net realized gain on securities	(0.94)	(0.16)	(0.22)	(0.85)	(0.44)

Total distributions	(1.20)	(0.16)	(0.32)	(1.57)	(0.81)

Net asset value at end of period	$10.24	$12.02	$11.63	$10.48	$13.58

TOTAL RETURN(a)	(5.19)%	4.72%	14.16%	(10.23)%	2.14%

RATIOS/SUPPLEMENTAL DATA
Ratio of expenses to average net assets(b)	0.66%	0.65%	0.66%	0.64%	0.64%
Ratio of expenses to average net assets(c)	0.66%	0.65%	0.66%	0.64%	0.64%
Ratio of expense reductions to average net assets	0.00%	0.00%	0.00%	0.00%	0.00%
Ratio of net investment income (loss) to average net assets(b)	3.78%	2.86%	2.94%	2.26%	2.20%
Ratio of net investment income (loss) to average net assets(c)	3.78%	2.86%	2.94%	2.26%	2.20%
Portfolio turnover rate	30%	30%	35%	26%	28%
Number of shares outstanding at end of period (000’s)	31,615	32,421	36,070	41,208	37,891
Net assets at end of period (000’s)	$323,702	$389,638	$419,325	$431,935	$514,564

(a)

Total return includes, if any, expense reimbursements and expense reductions. The effect of fees and charges incurred at the separate account level are not reflected in these performance figures. If such expenses had been included, the total return would have been lower for each period presented.

(b)	Includes, if any, expense reimbursement, but excludes, if any, expense reductions.
(c)	Excludes, if any, expense reimbursements and expense reductions.
(d)	The per share amounts are calculated using the average share method.
(e)	The Fund’s performance figure was increased by less than 0.01% from the effect of payments by an affiliate.

See Notes to Financial Statements